UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

[NOTICE: This notice is a translation of the Japanese language original for convenience purposes only, and in the event of any discrepancy, the Japanese language original shall prevail.]

June 27, 2013

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 8th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Nobuyuki Hirano
President & CEO
7-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report for the 8th Fiscal Year (from April 1, 2012 to March 31, 2013), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors was made.

Matters Resolved:

First Item of Business            Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividend for Ordinary Shares for the fiscal year 2012 was decided at ¥7 per share (which, together with the interim dividend, resulted in the annual dividend being ¥13 per share for the fiscal year 2012). The year-end preferred dividends for Preferred Shares for the fiscal year 2012 were respectively decided at: for the First Series of Class 5 Preferred Shares, the prescribed amount of ¥57.50 per share; and for Class 11 Preferred Shares, the prescribed amount of ¥2.65 per share. The date on which such appropriation of surplus becomes effective was decided to be June 27, 2013.

Second Item of Business            Partial Amendments to the Articles of Incorporation

This item was approved and resolved as originally proposed. The details of the amendments are as follows.

(1)	The capital adequacy requirements (“Basel III”), pursuant to a new financial regulatory framework established by the “Basel Committee on Banking Supervision,” an institution comprised of financial regulators from various major industrialized countries, etc., was introduced in Japan at the end of March 2013 and eligibility criteria in order for preferred shares and subordinated debt, among other things, to be included as regulatory capital has become stricter. Specifically, the terms and conditions of preferred shares and subordinated debt, etc. are required to have the following provision: in the case where a write-off or a conversion into ordinary shares of the relevant instruments (the “Write-off, etc.”) or financial support or other similar measure taken by a public sector, without which the firm would become non-viable, is determined to be necessary, the Write-off, etc. shall be effected. In order for the flexible issuance of preferred shares that meet the above requirement in the future, the Company changed the terms of each class of preferred shares currently authorized to be issued.

(2)	The following amendments were made with respect to Class 3 Preferred Shares, all of which had already been cancelled.

(i)	The aggregate number of shares authorized to be issued by the Company were decreased, and the aggregate number of Class 3 Preferred Shares authorized to be issued were deleted.

(ii)	The descriptions with respect to Class 3 Preferred Shares in the provisions concerning preferred dividends, preferred interim dividends, distribution of residual assets and provisions for acquisition were deleted.

(3)	In order to enable flexible convocation of general meetings of holders of class shares, a record date with respect to general meetings of holders of class shares were established.

Third Item of Business            Election of 15 (Fifteen) Directors

Messrs. Takamune Okihara, Tatsuo Wakabayashi, Nobuyuki Hirano, Masaaki Tanaka, Taihei Yuki, Ichiro Hamakawa, Akihiko Kagawa, Toshiro Toyoizumi, Saburo Araki, Hiroyuki Noguchi, Muneaki Tokunari, Ryuji Araki and Kazuhiro Watanabe were reelected and reappointed as Directors, and Mr. Junichi Okamoto and Ms. Yuko Kawamoto were newly elected and appointed as Directors.

Messrs. Ryuji Araki and Kazuhiro Watanabe are the Outside Directors set out in Article 2, Item 15 of the Company Law.

Fourth Item of Business            Election of 4 (Four) Corporate Auditors

Messrs. Kunie Okamoto and Yasushi Ikeda were reelected and reappointed as Corporate Auditors, and Messrs. Takashi Mikumo and Hideo Kojima were newly elected and appointed as Corporate Auditors.

Messrs. Kunie Okamoto, Yasushi Ikeda and Hideo Kojima are the Outside Corporate Auditors set out in Article 2, Item 16 of the Company Law.

Fifth Item of Business	Abolition of Stock Option Remuneration, etc. for Outside Directors and Corporate Auditors, and Revision of the Amount and Details of Stock Option Remuneration, etc. for Directors and the Amount of Annual Remuneration for Directors and Corporate Auditors in connection with such Abolition

This item was approved and resolved as originally proposed. The details of the item are as follows.

(1)	Remuneration, etc. regarding Stock Acquisition Rights as Stock Options

It was resolved at the 2nd Annual General Meeting of Shareholders of the Company held on June 28, 2007 that (i) the amount of remuneration, etc. regarding stock acquisition rights as stock options for Directors and Corporate Auditors of the Company shall not exceed ¥240 million per year (including ¥20 million per year for Outside Directors) and ¥80 million per year, respectively, and (ii) the maximum number of stock acquisition rights which may be allotted within 1 (one) year from the date of each Annual General Meeting of Shareholders and the maximum number of shares to be issued or transferred upon the exercise of stock acquisition rights which may be issued within 1 (one) year from the date of each Annual General Meeting of Shareholders, shall be 3,000 and 300,000 shares, respectively, for Directors (including 250 and 25,000 shares, respectively, for Outside Directors) and 1,000 and 100,000 shares, respectively, for Corporate Auditors.

However, the Company abolished the remuneration, etc. regarding stock acquisition rights as stock options for Outside Directors and Corporate Auditors and increased their annual remuneration by the amount equivalent to the amount such abolished remuneration, etc. Therefore the amount of the remuneration, etc. regarding stock acquisition rights as stock option for Directors shall not exceed ¥220 million yen per year, and the maximum number of stock acquisition rights which may be allotted to Directors within 1 (one) year from the date of each Annual General Meeting of Shareholders and the maximum number of shares to be issued or transferred upon exercise of stock acquisition rights which may be issued to Directors within 1 (one) year from the date of each Annual General Meeting of Shareholders, shall be 2,750 and 275,000 shares, respectively.

(2)	Annual Remuneration

It was resolved at the 2nd Annual General Meeting of Shareholders of the Company held on June 28, 2007 that the amount of annual remuneration for Directors and Corporate Auditors shall not exceed ¥480 million per year (including ¥50 million per year for Outside Directors) and ¥120 million per year, respectively. However, the Company abolished the remuneration, etc. regarding stock acquisition rights as stock options for Outside Directors and Corporate Auditors, and increased their annual remuneration by the amount equivalent to the amount of such abolished remuneration, etc. Therefore the amount of annual remuneration for Directors and Corporate Auditors shall not exceed ¥500 million per year (including ¥70 million per year for Outside Directors) and ¥200 million per year, respectively.

Remuneration, etc. for Directors shall not include the salary payable to the Directors having the status of employees of the Company with respect to their duties as employees.

- End -

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